SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                          -----------------------

                               SCHEDULE 13D/A
                               (RULE 13D-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13D-2(A)

                             (AMENDMENT NO. 1)
                          -----------------------

                          LIFE TECHNOLOGIES, INC.
                              (Name of Issuer)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (Title of Class of Securities)


                                 532177201
                               (CUSIP Number)


                            BRUCE H. BEATT, ESQ.
               VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             DEXTER CORPORATION
                               ONE ELM STREET
                             WINDSOR LOCKS, CT
                               (860) 292-7675
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                          -----------------------
                                  COPY TO:

                          J. MICHAEL SCHELL, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             FOUR TIMES SQUARE
                       NEW YORK, NEW YORK 10036-6522
                               (212) 735-3000

                              JANUARY 19, 2000
          (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]


CUSIP No.  532177201
           ---------

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1.   NAME OF REPORTING PERSONS: Dexter Corporation
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                    06-0321410

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ____
                                                                  (b) ____

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3.    SEC USE ONLY

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4.    SOURCE OF FUNDS (See Instructions):
                    BK

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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
                                  -----

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION
                Connecticut

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

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      7.    SOLE VOTING POWER              12,307,715 shares

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      8.    SHARED VOTING POWER            5,569,187 shares

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      9.    SOLE DISPOSITIVE POWER         0 shares

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      10.   SHARED DISPOSITIVE POWER       17,876,902 shares

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         17,876,902  shares

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    71.5 %

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14.      TYPE OF REPORTING PERSON
                     CO

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CUSIP No.  532177201
           ---------

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1.     NAME OF REPORTING PERSONS: Dexter Acquisition Delaware, Inc.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                     51-0386042

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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) ____
                                                                 (b) ____

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3.     SEC USE ONLY

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4.     SOURCE OF FUNDS (See Instructions):
                  AF

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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)
                                           -----

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6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

-------------------------------------------------------------------------------
       7.      SOLE VOTING POWER            0 shares

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       8.      SHARED VOTING POWER          5,569,187 shares

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       9.      SOLE DISPOSITIVE POWER       0 shares

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       10.     SHARED DISPOSITIVE POWER     5,569,187 shares

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11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                  5,569,187 shares

-------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES

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13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  22.3 %

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14.    TYPE OF REPORTING PERSON
                  CO

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         Dexter Corporation, a Connecticut corporation ("Parent") and Dexter
Acquisition Delaware, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), hereby amend and supplement the report on Schedule 13D, originally filed on December 23, 1998 (the "Schedule
13D"), with respect to its ownership of shares of Common Stock, par value $.01 per share, of Life Technologies, Inc., a Delaware corporation (the "Company"). The Schedule 13D was filed by Parent and Purchaser on December 23, 1998, as part of the Final Amendment to their Tender Offer Statement on
Schedule 14D-1 filed with the of Securities and Exchange Commission on November 2, 1998, as amended (the "Schedule 14D-1"). Capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Schedule 13D.

         The Schedule 13D is hereby amended and supplemented as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The response to Item 3, contained in Item 4 of the Schedule 14D-1, is hereby amended and supplemented as follows:

                  "Parent anticipates that any additional purchases of Shares will be financed through a combination of internal sources and borrowings under Parent's $400 million Revolving Credit Facility."


ITEM 4.  PURPOSE OF TRANSACTION.

         The response to Item 4, contained in Item 5 of the Schedule 14D-1, is hereby amended and supplemented as follows:

                  "On January 20, 2000, Parent announced that on January 19, 2000, it sent a letter to the Company proposing to acquire for $49.00 per Share the 28.5% of the Company that Parent does not currently own in a merger transaction. A copy of the text of the press release issued by Parent announcing the proposal and containing the letter sent to the Company is attached hereto as Exhibit (a) 17 and is incorporated herein by reference."

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  The response to Item 5, contained in Item 6 of the
Schedule 14D-1, is hereby amended and supplemented as follows:

                  "In the past 60 days, Parent effected transactions in Shares though open market purchases and privately negotiated transactions as set forth in Schedule I hereto."

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  The response to Item 7, contained in Item 11 of the
Schedule 14D-1, is hereby amended and supplemented as follows:

                  "(a)(17) Text of press release issued by Parent, dated January 20, 2000."



                                 SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the entity set forth below, such entity certifies that the information set forth in this Statement is true, complete, and correct.



January 24, 2000
                               DEXTER CORPORATION

                               By: /s/ Bruce H. Beatt
                                  ---------------------------------------------
                                      Bruce H. Beatt
                                      Vice President, General Counsel and
                                        Secretary

                               DEXTER ACQUISITION DELAWARE , INC.

                               By: /s/ Kathleen Burdett
                                  ---------------------------------------------
                                      Kathleen Burdett
                                      Treasurer



                                 SCHEDULE I



                             DEXTER CORPORATION

The following schedule sets forth information with respect to each purchase of shares which was effectuated by the Reporting Person during this 60 day period prior to the filing of this Amendment No. 1. Except as otherwise indicated, such purchases were effected in privately negotiated transactions.


          DATE              NUMBER OF SHARES          PRICE
          ----              ----------------          -----
          12/1/99               5,000                 $39.75*
          12/2/99               3,000                 $39.75*
          12/8/99                  18                 $40.00
          12/8/99                  50                 $41.00
          12/8/99                  40                 $40.00
          12/8/99                 150                 $42.00
          12/8/99                 169                 $42.00
          12/8/99                 150                 $42.00
          12/8/99                 150                 $42.00
          12/8/99                 219                 $42.00
          12/8/99                 150                 $42.00
          12/13/99              1,500                 $39.75*
          12/20/99                255                 $42.00





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*Open market purchase




                               EXHIBIT INDEX


(a)(17) Text of press release issued by Parent, dated January 20, 2000.